Exhibit 99.1

Fortuna reports consolidated financial results for the second quarter 2017

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 14, 2017 — Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $8.9 million, Adjusted EBITDA of $26.4 million, and revenue of $63.9 million in the second quarter of 2017.

Jorge A. Ganoza, President and CEO, commented, “Our San Jose and Caylloma mines have delivered strong production and financial results. Higher operating costs at both operations are expected to recede in the second half of the year and remain within 5% of our annual cost guidance.” Mr. Ganoza continued, “At our Lindero gold project in Argentina, feasibility study optimization work continues to advance as planned in order to support a construction decision next month.”

Second quarter consolidated financial highlights:

•	Sales of $63.9 million, compared to $44.5 million in Q2 2016

•	Net income of $8.9 million, compared to net loss of $1.4 million in Q2 2016

•	Earnings per share of $0.06, compared to a net loss per share of $0.01 in Q2 2016

•	Adjusted EBITDA of $26.4 million and Adjusted EBITDA margin over sales of 41%

•	Cash flow from operations before changes in non-cash working capital of $16.7 million, compared to $7.4 million in Q2 2016

•	Cash position, including short term investments, and working capital as at June 30, 2016 was $188.0 million and $186.8 million, respectively

•	Silver and gold production of 2,116,863 and 14,547 ounces, respectively

•	AISCC* per ounce of payable silver was $8.22

*	All-in sustaining cash cost is net of by-product credits for gold, lead and zinc (Non-GAAP Financial Measure)

Second quarter consolidated financial results

Consolidated Metrics	Q2 2017	Q2 2016	% Change	YTD 2017	YTD 2016	% Change
(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$63.9	$44.5	44%	$128.7	$87.2	48%
Mine operating income	22.2	15.9	40%	49.4	31.5	57%
Operating income	14.2	3.6	294%	33.8	9.8	245%
Net income (loss)	8.9	(1.4)	736%	21.9	1.2	1725%

Earnings (loss) per share (basic)	0.06	(0.01)	700%	0.14	0.01	1300%
Earnings (loss) per share (diluted)	0.06	(0.01)	700%	0.14	0.01	1300%

Adjusted net income (loss)*	9.2	(1.5)	713%	23.3	1.1	2018%
Adjusted EBITDA*	26.4	10.6	149%	56.4	23.0	145%
Cash provided by (used in) operating activities	12.0	(1.4)	957%	20.9	(2.2)	1050%
Cash generated by operating activities before changes in working capital	16.7	7.4	126%	35.2	13.1	169%

Capex (sustaining)	7.4	4.8	54%	12.4	9.0	38%

Capex (non-sustaining)	3.2	6.0	-47%	5.1	17.4	-71%

Capex (Brownfields)	2.9	1.7	71%	5.6	3.5	60%

All-in sustaining cash cost ($/oz Ag)*	8.2	9.8	-16%	7.2	9.8	-27%
Cash, cash equivalents, and short-term investments**	188.0	123.6	52%	188.0	123.6	52%

Total assets**	637.8	387.7	65%	637.8	387.7	65%
Non-current bank loan**	39.8	39.6	1%	39.8	39.6	1%
Other liabilities**	0.9	4.8	-81%	0.9	4.8	-81%

*	refer to Non-GAAP Financial Measures
**	Comparative figures are as at December 31, 2016

Net income for the second quarter ended June 30, 2017 was $8.9 million or $0.06 earnings per share compared to a net loss of $1.4 million or $0.01 loss per share. Increase in net income was driven mostly by higher silver and gold production of 36% and 55%, respectively, related to the expansion at the San Jose Mine. Increase in net income was also due to a higher share-based payment charge in 2016 of $7.3 million related to mark-to-market effects on the outstanding restricted and deferred share based units compared to $0.7 million for the second quarter of 2017. Net income in the period was negatively affected by higher foreign exchange loss of $1.1 million and $1.0 million write-down of plant and spare parts at San Jose.

Adjusted EBITDA in the second quarter of 2017 increased $15.8 million year over year to $26.4 million as a result of higher sales at the San Jose Mine. Cash provided by operating activities was $12.0 million compared to cash consumed of $1.4 million in second quarter of 2016. Cash provided by operating activities before changes in working capital for the second quarter of 2017 was $16.7 million compared to $7.4 million for the comparable quarter in 2016. Improved results were due to the expansion of mill throughput to 3,000 tpd at the San Jose Mine.

Cash provided by operating activities in the first half of the year was $20.9 million while total capital expenditures (sustaining, non-sustaining, and brownfields) was $23.1 million yielding negative free cash flow of $2.2 million. Cash generation in the semester was mostly impacted by tax payments from 2016 and changes in working capital of $14.3 million.

At June 30, 2017, the Company had cash, cash equivalents, and short-term investments of $188.0 million (December 31, 2016: $123.6 million). The increase in cash was due to the bought deal equity financing in the first quarter of 2017 for net proceeds of $70.9 million.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, June 30,		Six months ended, June 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	268,456	185,080	535,724	364,189
Average tonnes milled per day	3,016	2,152	3,061	2,105

Silver
Grade (g/t)	238	226	232	233
Recovery (%)	92	92	92	92
Production (oz)	1,887,269	1,234,988	3,680,236	2,515,300
Metal sold (oz)	1,874,226	1,216,636	3,653,429	2,509,270
Realized price ($/oz)	17.30	16.84	17.38	15.89

Gold
Grade (g/t)	1.82	1.70	1.75	1.71
Recovery (%)	92	92	91	92
Production (oz)	14,410	9,246	27,526	18,407
Metal sold (oz)	14,222	9,174	27,262	18,415
Realized price ($/oz)	1,257	1,263	1,239	1,237

Unit Costs
Production cash cost ($/oz Ag)*	1.03	2.54	1.18	2.45
Production cash cost ($/tonne)	61.87	60.47	59.36	59.79
Unit Net Smelter Return ($/tonne)	172.86	153.11	167.31	149.90
All-in sustaining cash cost ($/oz Ag)*	7.67	8.62	7.15	8.66

*	Net of by-product credits from gold

Silver and gold production at San Jose for the second quarter 2017 increased 53% and 56%, respectively, to 1,887,269 and 14,410 ounces of silver and gold, compared to 1,234,988 and 9,246 ounces produced for the comparable quarter in 2016. The increases were the result of higher throughput from the plant expansion completed at the end of the second quarter of 2016 and increased head grades of 5% and 8% for silver and gold, respectively.

Cash cost per tonne of processed ore for the second quarter 2017 was $61.87; in line with the cash cost for the comparable period in 2016. Compared to annual guidance, cash cost was 9% higher due mostly to short term variations. Cash cost for 2017 is expected to remain within 5% of annual guidance (see Fortuna news release dated January 11, 2017).

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.15 for the first half of 2017 and was below the annual guidance of $8.40 as a result of higher gold credits and the timing of planned spending on sustaining capital.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, June 30,		Six months ended, June 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	131,974	129,958	261,343	247,149
Average tonnes milled per day	1,483	1,460	1,477	1,388

Silver
Grade (g/t)	64	89	66	96
Recovery (%)	85	86	85	86
Production (oz)	229,594	318,229	469,818	655,313
Metal sold (oz)	229,436	313,010	465,504	670,605
Realized price ($/oz)	17.24	16.73	17.28	15.69

Lead
Grade (%)	2.70	3.28	2.73	3.50
Recovery (%)	91	94	92	94
Production (000’s lbs)	7,170	8,825	14,381	17,932
Metal sold (000’s lbs)	7,127	8,752	14,163	18,372
Realized price ($/lb)	0.98	0.78	1.01	0.78

Zinc
Grade (%)	4.04	4.41	4.10	4.45
Recovery (%)	90	89	91	89
Production (000’s lbs)	10,613	11,202	21,430	21,591
Metal sold (000’s lbs)	10,943	11,376	21,645	21,903
Realized price ($/lb)	1.18	0.87	1.22	0.82

Unit Costs
Production cash cost ($/oz Ag)*	(22.40)	(2.89)	(27.07)	(2.49)
Production cash cost ($/tonne)	84.99	71.01	79.20	72.33
Unit Net Smelter Return ($/tonne)	150.39	116.64	154.66	118.12
All-in sustaining cash cost ($/oz Ag)*	(2.73)	6.39	(7.46)	5.73

*	Net of by-product credits from gold, lead and zinc

Silver production for the second quarter 2017 was 229,594 ounces, while lead and zinc production were 7.2 million and 10.6 million pounds, respectively; 28%, 19%, and 5% lower than the comparable period in 2016. Lower production for the second quarter was due to lower head grades of 28% for silver, 18% for lead, and 8% for zinc. Compared to plan, silver, lead, and zinc production were 2%, 3%, and 5% above budget.

Cash cost per tonne of processed ore for the second quarter 2017 was $84.99; 20% above cash cost per tonne of $71.01 for the comparable quarter in 2016. Compared to annual guidance, cash cost per tonne was $9.49 or 13% higher. The increase in cash cost included approximately $3.00 per tonne for non-recurring items, including a retroactive payment to settle union wage increases and administrative charges.

Other items of higher cost which impacted the quarter included energy, ground support and labor costs, representing approximately $4 per tonne. Cash cost for 2017 is expected to remain within 5% of annual guidance (see Fortuna news release dated January 11, 2017).

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was negative $7.46 for the first half of the year and was significantly below the annual guidance of $10.80 due primarily to higher by-product credits. In spite of higher unit cash cost per tonne in the quarter, all-in sustaining cash cost is being positively impacted by substantially higher by-product credits.

Conference call details:

Date: Tuesday, August 15, 2017

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.866.682.6100

Dial in number (International): +1.862.255.5401

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10421

Playback of the conference call will be available until August 31, 2017 at 11:59 p.m. Eastern. Playback of the webcast will be available until November 17, 2017. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2017/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.